Exhibit 99.1

Alibaba Group Announces US$590 Million Strategic Investment in Meizu

Hangzhou, China, February 9, 2015 — Alibaba Group Holding Limited (NYSE: BABA) and Meizu Technology Corporation Limited (“Meizu”) announced today that Alibaba Group has agreed to invest US$590 million for a minority stake in Meizu, one of China’s leading smartphone manufacturers.

This investment will be subject to customary closing conditions.

As a result of the investment, Alibaba Group and Meizu will collaborate at both strategic and business levels to achieve a deeper integration of Meizu’s hardware and Alibaba Group’s mobile operating system. Alibaba Group will provide Meizu with resources and support in the fields of e-commerce, mobile Internet, mobile operating system and data analysis with the aim of developing Meizu’s smartphone ecosystem. Alibaba Group’s online shopping marketplaces will also become distribution channels for Meizu’s smartphones and other devices.

“The investment in Meizu represents a significant expansion of the Alibaba Group ecosystem and an important step in our overall mobile strategy as we strive to bring users a wider array of mobile offerings and experiences,” said Jian WANG, Chief Technology Officer of Alibaba Group.

“This strategic collaboration with Alibaba Group will enable Meizu to further develop our smartphone business and our smart devices ecosystem,” said Meizu’s President, Yongxiang BAI.

Meizu is one of China’s leading smartphone manufacturers known for its technology and sophisticated product design and features that fulfill consumer needs and requirements. The Chinese smartphone market is experiencing fast growth, with homegrown brands gaining an increasing market share. At the end of 2014, China had more than one billion mobile phone users and about 40 percent of them use smartphones, according to IDC.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•         Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•         Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•         Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•         Alitrip (www.alitrip.com), a leading online travel booking platform

•         AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•         Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•         1688.com (www.1688.com), a leading online wholesale marketplace in China

•         Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

About Meizu Technology Corporation Limited

Established in 2003, Meizu Technology Corporation Limited is a well-known smartphone manufacturer, committed to designing smartphones that are elegant, simple and easy to use. Since its inception, Meizu has operated with “concentration”, “focus” and “professionalism” as its guiding ethos. The company strives to devote resources in product research and development in order to offer better products and services to users. Meizu is committed to producing high quality products. In 2014, Meizu released a series of devices, namely the MX4, MX4 Pro, Meizu Blue Charm Note and Meizu quad-core smartphones that were enthusiastically received by the market.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “aim,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business; risks associated with acquisitions; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information:

Rachel Chan

Alibaba Group

rachelchan@hk.alibaba-inc.com

+852 9400 0979

Melanie Lee
Alibaba Group

melanielee@hk.alibaba-inc.com

+852 9845 5416

Yixuan Huang
Meizu Technology Corporation Limited
yixuan@meizu.com
+86 188 2621 3392